Exhibit 99.1

(1)	AP Fresco Aggregator, L.P. (“AP Fresco”) and MAPS Equity Holdings, LLC (“MAPS Equity”) each hold securities of the Issuer.

AP Fresco Aggregator GP, LLC (“AP Fresco GP”) serves as the general partner of AP Fresco. Apollo Principal Holdings B, L.P. (“Principal B”) is the member of AP Fresco GP and Apollo Principal Holdings B GP, LLC (“Principal B GP”) is the general partner of Principal B.

MAPS TopCo Holdings, LLC (“MAPS TopCo”) is the sole member of MAPS Equity and MAPS Borrower, LLC (“MAPS Borrower”) is the sole member of MAPS TopCo. Apollo S3 Private Markets Fund (“Apollo S3”) is the member of MAPS Borrower. Apollo S3 RIC Management, L.P. (“Apollo S3 RIC”) serves as the investment manager of Apollo S3. Sliders Management GP, LLC (“Sliders Management”) is the general partner of Apollo S3 RIC and Apollo Capital Management, L.P. (“Capital Management”) is the sole member of Sliders Management. Apollo Capital Management GP, LLC (“Capital Management GP”) serves as the general partner of Capital Management. Apollo Management Holdings, L.P. (“Management Holdings”) is the manager of Capital Management GP. Apollo Management Holdings GP, LLC (“Management Holdings GP”) serves as the general partner of Management Holdings.

APO Corp. is the sole member of each of Principal B GP and Management Holdings GP. The foregoing are referred to herein collectively as the “Reporting Persons.”

Each of the Reporting Persons other than AP Fresco and MAPS Equity disclaim beneficial ownership of all common shares included in this report, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

The principal office of each of the Reporting Persons is 9 West 57th Street, 41st Floor, New York, New York 10019.